

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Andrew De Luna
Chief Executive Officer and Director
Frontera Group Inc.
140-75 Ash Avenue, Suite 2C
Flushing, NY 11355

> **Re: Frontera Group Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed May 12, 2022**
> **File No. 024-11731**

Dear Mr. De Luna:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at (202) 551-3034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services